EXHIBIT 99.1

Fury Announces Results of Annual General Meeting of Shareholders

VANCOUVER, Canada – June 27, 2024 – Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce the voting results from its Annual General Meeting (the “Meeting”) of Shareholders held on June 26, 2024. Each director nominee listed in the Company’s management information circular dated May 14, 2024 (the “Circular”) in connection with the Meeting and as filed on SEDAR+, were elected as directors of the Company to serve until the next annual general meeting, or until their successors are otherwise elected or appointed.

A total of 43,707,728 of the Company’s common shares (“Common Shares”) were present or represented by proxy at the Meeting, representing 29.92% of the outstanding Common Shares.

1. Election of Directors

By resolution passed, each of the nominees for election as directors listed in the Circular was elected as a director of the Company. The results of the votes on the election of the board of directors were as follows:

Name of Nominee	Number of Votes For	Votes For (%)	Number of Votes Against or Withheld	Votes Against or Withheld (%)
Forrester A. Clark	43,468,597	99.45%	239,131	0.55%
Steve Cook	42,894,360	98.14%	813,368	1.86%
Michael Hoffman	43,468,872	99.45%	238,856	0.55%
Alison Sagateh (Saga) Williams	43,403,983	99.31%	303,745	0.69%
Brian Christie	43,467,828	99.45%	239,503	0.55%
Isabelle Cadieux	43,403,555	99.30%	304,173	0.70%

2. Appointment of Auditor

By resolution, Deloitte LLP, Chartered Professional Accountants was appointed as the Company’s auditor. The result of the vote on the appointment of the auditor was as follows:

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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	Number of Votes For	Votes For (%)	Number of Votes Against or Withheld	Votes Against or Withheld (%)
Deloitte, Chartered Professional Accountants	43,492,715	99.51%	215,013	0.49%

Voting results have been reported and published on www.sedarplus.ca.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country and holds a 54 million common share position in Dolly Varden Silver Corp. (18.99% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit  www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

No regulatory organization has approved the contents hereof.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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